**Mercedes-Benz Auto Lease Trust 2015-B**
**Investor Report**

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 3 | |
| Collection Period (from... to) | 1-Dec-2015 | 31-Dec-2015 |
| Determination Date | 13-Jan-2016 | |
| Record Date | 14-Jan-2016 | |
| Payment Date | 15-Jan-2016 | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-Dec-2015 | 15-Jan-2016  Actual/360 Days  31 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Dec-2015 | 15-Jan-2016  30/360 Days  30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 272,000,000.00 | 172,067,313.66 | 134,794,310.13 | 37,273,003.53 | 137.033101 | 0.495567 |
| Class A-2A Notes | 272,500,000.00 | 272,500,000.00 | 272,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-2B Notes | 272,500,000.00 | 272,500,000.00 | 272,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 295,000,000.00 | 295,000,000.00 | 295,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 150,360,000.00 | 150,360,000.00 | 150,360,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,262,360,000.00** | **1,162,427,313.66** | **1,125,154,310.13** | **37,273,003.53** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 247,645,517.86 | 264,250,965.63 | 264,250,965.63 |
| **Total Securitization Value** | **1,510,005,517.86** | **1,426,678,279.29** | **1,389,405,275.76** |
| present value of lease payments | 532,944,438.27 | 458,370,698.39 | 433,112,482.92 |
| present value of Base Residual Value | 977,061,079.59 | 968,307,580.90 | 956,292,792.84 |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 247,645,517.86 | 16.40% |
| Target Overcollateralization Amount | 264,250,965.63 | 17.50% |
| Current Overcollateralization Amount | 264,250,965.63 | 17.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.430000% | 63,712.70 | 0.234238 | 37,336,716.23 | 137.267339 |
| Class A-2A Notes | 1.000000% | 227,083.33 | 0.833333 | 227,083.33 | 0.833333 |
| Class A-2B Notes | 0.850500% | 199,572.19 | 0.732375 | 199,572.19 | 0.732375 |
| Class A-3 Notes | 1.340000% | 329,416.67 | 1.116667 | 329,416.67 | 1.116667 |
| Class A-4 Notes | 1.530000% | 191,709.00 | 1.275000 | 191,709.00 | 1.275000 |
| **Total** | | **1,011,493.89** | | **$38,284,497.42** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Lease Payments Received | 26,557,564.24 | (1) Total Servicing Fee | 1,188,898.57 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 14,310,694.19 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 4,478,025.83 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 12,662.82 | (3) Interest Distributable Amount Class A Notes | 1,011,493.89 |
| Excess mileage included in Net Sales Proceeds | 99,991.81 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 45,346,284.26 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 37,273,003.53 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 3,432.29 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 45,349,716.55 | (9) Excess Collections to Certificateholders | 5,876,320.56 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **45,349,716.55** |
| **Total Available Funds** | **45,349,716.55** | | |

## Distribution Detail

| | Amount Due | Amount Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 1,188,898.57 | 1,188,898.57 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 1,011,493.89 | 1,011,493.89 | 0.00 |
| thereof on Class A-1 Notes | 63,712.70 | 63,712.70 | 0.00 |
| thereof on Class A-2A Notes | 227,083.33 | 227,083.33 | 0.00 |
| thereof on Class A-2B Notes | 199,572.19 | 199,572.19 | 0.00 |
| thereof on Class A-3 Notes | 329,416.67 | 329,416.67 | 0.00 |
| thereof on Class A-4 Notes | 191,709.00 | 191,709.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 1,011,493.89 | 1,011,493.89 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 37,273,003.53 | 37,273,003.53 | 0.00 |
| | | | |
| Principal Distribution Amount | 37,273,003.53 | 37,273,003.53 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---|
| Reserve Fund Required Amount | 3,775,013.79 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,775,013.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 304.08 |
| minus Net Investment Earnings | 304.08 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,775,013.79 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 304.08 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 3,128.21 |
| Investment Earnings for the Collection Period | 3,432.29 |

## Notice to Investors

Amounts in USD

## Pool Statistics

**Pool Data**

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,510,005,517.86 | 35,751 |
| Securitization Value beginning of Collection Period | 1,426,678,279.29 | 34,940 |
| Principal portion of lease payments | 18,020,806.02 | |
| Terminations- Early | 13,391,102.93 | |
| Terminations- Scheduled | 4,172,747.29 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 1,688,347.29 | |
| Securitization Value end of Collection Period | 1,389,405,275.76 | 34,381 |

| Pool Factor | 92.01% | |
|---|---|---|

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.79% | 6.79% |
| Weighted Average Remaining Term (months) | 23.96 | 20.44 |
| Weighted Average Seasoning (months) | 11.46 | 15.02 |
| Aggregate Base Residual Value | 1,109,844,215.49 | 1,065,384,182.65 |
| Cumulative Turn-in Ratio | | 88.10% |
| Proportion of base prepayment assumption realized life to date | | 165.01% |
| Actual lifetime prepayment speed | | 0.54% |

## Delinquency Profile

| **Delinquency Profile *** | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,387,437,837.94 | 34,338 | 99.86% |
| 31-60 Days Delinquent | 1,579,144.30 | 35 | 0.11% |
| 61-90 Days Delinquent | 214,930.10 | 5 | 0.02% |
| 91-120 Days Delinquent | 173,363.42 | 3 | 0.01% |
| Total | 1,389,405,275.76 | 34,381 | 100.00% |

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Defaulted Leases, Beg of Collection Period | 670,862.41 | 20 | 2,372,610.35 | 67 |
| Liquidation Proceeds | 592,482.48 | | 2,377,502.41 | |
| Recoveries | 35,981.83 | | 35,981.83 | |
| Principal Net Credit Loss / (Gain) | 42,398.10 | | (40,873.89) | |

**Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | 0.036% |
| Prior Collection Period | 0.006 % |
| Second Prior Collection Period | (0.073%) |
| Third Prior Collection Period | NA |
| Four Month Average | (0.010)% |

**Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value**                    (0.003)%

**Average Net Credit Loss / (Gain)**                    (610.06)

| Residual Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Liquidated Leases, Beg of Collection Period | 18,581,335.10 | 538 | 47,444,424.31 | 1,302 |
| Sales Proceeds and Other Payments Received | 18,590,799.14 | | 48,743,889.51 | |
| Residual Loss / (Gain) | (9,464.04) | | (1,299,465.20) | |

**Residual Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | (0.008)% |
| Prior Collection Period | (0.375%) |
| Second Prior Collection Period | (0.679%) |
| Third Prior Collection Period | NA |
| Four Month Average | (0.354)% |

**Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value**                    (0.086)%

**Average Residual Loss / (Gain)**                    (998.05)